

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2011

Via E-mail
Nathan D. Miller, Manager
Paramount Auto Funding, LLC
311 S. State Street, Ste. 380
Salt Lake City, UT 84111

>   **Re: Paramount Auto Funding, LLC**
>   **Amendment No. 3 to Form 1-A**
>   **Filed October 11, 2011**
>   **File No. 024-10298**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Offering Statement on Form 1-A

Part I – Notification, page 2
Item 5. Unregistered Securities Issued or Sold Within One Year, page 6

1. We note your response to comment two of our letter dated September 14, 2011. Please provide a more detailed legal analysis of why you believe the Rule 147 intrastate offering that terminated after your Form 1-A was filed should not be integrated with the offering under Regulation A. In this regard, please address whether or not oral or written offers have been made under Rule 251(d)(1) of Regulation A.

2. Please advise us of which sales in the table starting on page six occurred on or after June 16, 2011 and provide additional details concerning your offering activities under your Rule 147 offering on or after such date. In this regard, for example, please explain whether the Form 1-A offering circular was used in connection with the offers or sales in the Rule 147 offering.

Plan of Distribution, page 22

3. We note the added reference to "[t]he text of any general advertising" in the second paragraph on page 22. Please revise to clarify this reference. Please note that sales materials to be used in your offering need to be filed as exhibits to the Form 1-A.

Use of Proceeds, page 23

4. We partially reissue comment 11 of our letter dated September 14, 2011. We note that if you raise $5,000 in proceeds you will use all of such funds to make new automobile loans. In light of this disclosure, please revise to clarify (a) your statement that the "satisfaction of the Company's debt obligations, if applicable, would take priority over using offering proceeds to make new automobile loans" and (b) your statement that the "use of proceeds will be the same regardless of whether it raises $5,000 or $5,000,000."

5. In this regard, also clarify what minimum level of total proceeds would be required for you to allocate funds to paying the company's maturing debt obligations. It appears from your disclosure that this would occur somewhere between the $5,000 and $2,500,000 total proceeds levels.

Securities Being Offered, page 37
Note Terms, page 37

6. We note your revised disclosure on page 37 that "no information will be disclosed to Note holders prior to automatic renewal regarding interest rate or otherwise," in response to comment 19 of our letter dated September 14, 2011. You appear to be indicating that note holders will not be provided such information even if they contact you prior to automatic renewal. If true, please provide disclosure on the cover page of the offering circular and prominent risk factor disclosure regarding the inability of note holders to obtain such information and the possibility that the interest rate being offered at the time of renewal might be significantly lower than the current rates. If you will provide such information upon being contacted by note holders, please revise your disclosure to clarify and to provide the means by which note holders may contact you.

Notes to Financial statements
2 . Summary of Significant Accounting Policies
Revenue Recognition, page 45

7. We reviewed your revised disclosures in response to comment 22 of our letter dated September 14, 2011. We note your revised disclosures discuss only your policies relating to loan originations and did not fully address our comment, thus the comment will be partially reissued. Please expand your disclosures to include

revenue recognition policies relating to your revenue stream (i.e., when interest income from loans is recognized, when suspended, etc., and the earnings process that ties into your loan origination, recognition and nonaccrual status).

3. Loans Receivable, page 46

8. We note your response to comment 23 of our letter dated September 14, 2011, noting that the short-term loan previously reported as delinquent and in nonaccrual status has been changed and classified as another asset on the balance sheet. In this regard please address the following issues:
   - Tell us and disclose, as necessary, (i) when the short term loan became delinquent and (ii) when, if any, an impairment on the delinquent short-term term loan was recognized with consideration to the fact that you recovered the related vehicle at June 30, 2011.
   - We note that you recovered the vehicle at June 30, 2011 and subsequently resold the vehicle, tell us and disclose, as necessary, (i) the basis for reclassification of the delinquent loans and the accrued interest as other asset at June 30, 2011 (ii) the basis for the amounts recorded as other assets and how it is appropriate
   - Tell us and disclose (i) when the collateral (vehicle) was repossessed and resold and (ii) the resale proceeds.
   - Please explain to us the basis for your statement that there are not any loans accounted for on a nonaccrual basis.

9. We note your response to prior comment 25 that you have changed the loan loss reserve rate on vehicle loans to .008 and such amount is sufficient to cover historical losses. Please revise your disclosures to address the following issues:
   - Please revise to disclose (i) when the loan loss reserve rate on vehicle loans was increased to .008 and became effective (ii) the historical rates used, (iii) the basis for change in loan loss reserve rate and (iv) factors considered in the determination of such a rate
   - Please describe in detail the dealership guarantee noted in your response relating to your high risk subprime auto loans and the losses cured by the dealership
   - Your policies relating to evaluation of adequacy of loan loss reserves.

10. We note your revised disclosures did not address the issues discussed in comment 24 of our letter dated September 14, 2011, thus the comment has been reissued. Please revise your disclosure to address the following:
   - Please revise to provide a discussion of your policy for placing loans on nonaccrual status.
   - As of the end of the most recent period presented, describe the nature and extent of any loans which are not currently loans accounted for on a nonaccrual basis, but where known information about possible credit problems of borrowers causes

  management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms
- For each period presented, describe briefly the factors which influenced management's judgment in determining the amount of the additions to the allowance charged to operating expense. A statement that the amount is based on management's judgment will not be sufficient.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have any questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director